Rule 424(b)(3)
                                                                   No. 333-89691


                        CNL HOSPITALITY PROPERTIES, INC.

        This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 4, 2001 and the Prospectus Supplement dated June 11, 2001. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

        Information as to proposed Properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of July 9, 2001, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after July 9, 2001, will be reported in a subsequent Supplement.


                              RECENT DEVELOPMENTS

        As of July 9, 2001, the Company owned interests in 34 Properties, including four Properties on which hotels are being constructed. In addition, the Company has a commitment to acquire an interest in one additional Property through a joint venture. All of the Properties owned by the Company are, or in the case of the hotels under construction will be, leased on a long-term, triple-net basis and operated as national hotel chains.

        The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on July 1, 2001, representing an annualized distribution rate of 7.75%.


                                  THE OFFERING

        Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in gross proceeds, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced the 1999 Offering of up to 27,500,000 Shares. On September 14, 2000, the 1999 Offering closed upon receipt of subscriptions totalling approximately $275,000,000. Following completion of the 1999 Offering, the Company commenced this offering of up to 45,000,000 Shares. As of July 9, 2001, the Company had received aggregate subscriptions for 65,271,442 Shares totalling $652,714,424 in gross proceeds, including 211,877 Shares ($2,118,767) issued pursuant to the Reinvestment Plan from its Initial Offering, the 1999 Offering and this offering. As of July 9, 2001, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $579,500,000. As of July 9, 2001, the Company had invested, directly or indirectly, approximately $450,100,000 of net offering proceeds and $189,500,000 in loan proceeds, described in the Prospectus dated April 4, 2001 under the heading "Business - Borrowing," in 34 hotel Properties, including four Properties on which hotels are being constructed. In addition, as of July 9, 2001, the Company had used net offering proceeds to redeem 351,547 Shares of Common Stock for $3,260,377 and to pay approximately $31,400,000 in acquisition fees and certain acquisition expenses, leaving approximately $94,700,000 available to invest in Properties and Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

Western International Portfolio.

        The following information should be read in conjunction with the "Business - Property Acquisitions - Western International Portfolio" section beginning on page 45 of the Prospectus.




July 10, 2001                                     Prospectus Dated April 4, 2001

        On June 26, 2001, the Company acquired the remaining approximately 29% interest in the common stock of Hotel Investors for $31,874,200, and as a result the Company now owns 100% of the common stock of Hotel Investors.

        The following table updates and replaces the table on page 65 of the Prospectus.

        Marriott and Wyndham Brands. The following chart provides additional information on occupancy levels for Marriott systemwide lodging brands and Wyndham Hotels:

                         Total Occupancy Rate for 2000
                Marriott Brand and Wyndham Hotels as Compared to
                             U.S. Lodging Industry



                                                 Occupancy Rate
                                                 --------------



        U.S. Lodging Industry                         63.5%
        Fairfield Inn by Marriott                     69.7%
        Wyndham Hotels                                73.0%
        Courtyard by Marriott                         77.0%
        Marriott Hotels, Resorts and Suites           75.7%
        Residence Inn by Marriott                     82.2%

        Source: Smith Travel Research (U.S. Lodging Industry only), Marriott
                International, Inc. 2000 Form 10-K and Wyndham International, Inc. 2000 Form 10-K